Exhibit 99.1

Disclosure about Oil and Gas Producing Activities – Accounting Standards Codification 932, “Extractive Activities – Oil and Gas” (unaudited)

The following disclosures have been prepared in accordance with FASB Accounting Standards Codification 932, “Extractive Activities – Oil and Gas”. In December 2009, Husky adopted revised oil and gas reserve estimation and disclosure requirements that conformed the definition of proved reserves to the SEC Modernization of Oil and Gas Reporting rules, issued by the SEC in 2008. An accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economic to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technologies to estimate proved oil, natural-gas, and natural-gas liquids (NGLs) reserves if those technologies have been demonstrated to result in reliable conclusions about reserve volumes.

The unaudited supplemental information on oil and gas exploration and production activities for 2011, 2010, and 2009 has been presented in accordance with the revised reserve estimation and disclosure rules, which were not applied retrospectively. The December 31, 2008 data is presented in accordance with Financial Accounting Standards Board (FASB) oil and gas disclosure requirements effective at that time.

Husky completed a transition to International Financial Reporting Standards in 2011 and all 2011 and 2010 financial information has been prepared using IFRS. Periods beginning prior to 2010 have not been restated.

Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Canadian provincial royalties are determined based on a graduated percentage scale, which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and Husky’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Husky’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2011, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of developed or undeveloped reserves as of that date.

Note that the numbers in each column of the tables throughout this exhibit may not add due to rounding.

Results of Operations for Producing Activities (1) (unaudited)

	Year Ended December 31, 2011
($ millions)	Canada	International	Total
Revenues, net of royalties	5,884	241	6,125
Production and operating expenses	1,647	25	1,672
Depreciation, depletion, amortization & impairment	1,976	20	1,996
Exploration & evaluation expenses	372	98	470

Earnings before taxes	1,889	98	1,987
Income taxes	519	26	545

Results of Operations	1,370	72	1,442

	Year Ended December 31, 2010
($ millions)	Canada	International	Total
Revenues, net of royalties	4,514	252	4,766
Production expenses	1,379	24	1,403
Depreciation, depletion, amortization & impairment	1,504	17	1,521
Exploration & evaluation expenses	249	189	438

Earnings before taxes	1,382	22	1,404
Income tax expense	401	6	407

Results of Operations	981	16	997

(1)	The costs in this schedule exclude corporate overhead, interest expense and other operating costs, which are not directly related to producing activities.

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (unaudited)

	Canada	International		Total
		($millions)
2011
Property acquisition
Proved	792	—		792
Unproved	82	—		82
Exploration	457	266	(2)	723
Development	2,389	546	(3)	2,935

Total costs incurred	3,720	812		4,532

2010 (1)
Property acquisition
Proved	327	—		327
Unproved	62	—		62
Exploration	306	381		687
Development	1,985	63		2,048

Total costs incurred	2,680	444		3,124

2009 (1)
Property acquisition
Proved	220	—		220
Unproved	87	2		89
Exploration	323	518		841
Development	1,138	12		1,150

Total costs incurred	1,768	532		2,300

(1)

In 2011, the Company revised its definition of costs incurred on exploration and development activities to exclude asset retirement and other environmental reclamation costs. Prior periods have been restated to conform to the current year’s presentation.

(2)

Total international exploration costs of $266 million pertain to the following countries: China - $233 million, Indonesia - $32 million and USA - $1 million. International exploration costs for Greenland - $2 million are included in the Atlantic Region within Canada exploration costs of $457 million.

(3)	Total international development costs of $546 million pertain entirely to China.

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties.

Exploration costs include the costs of geological and geophysical activity, retaining undeveloped properties and drilling and equipping exploration wells.

Development costs include the costs of (i) drilling and equipping development wells; (ii) facilities to extract, treat, gather and store oil and gas;

Exploration and development costs include administrative costs and depreciation of support equipment directly associated with these activities.

The following table sets forth a summary of oil and gas property costs not being amortized at December 31, 2011, by the year in which the costs were incurred:

Withheld Costs (unaudited)	Total	2011	2010	2009	Prior to 2008
	($ millions)
Property acquisitions
Canada	148	148	—	—	—
International	—	—	—	—	—

	148	148	—	—	—

Exploration
Canada	305	243	62	—	—
International	301	235	66	—	—

	606	478	128	—	—

Development
Canada	3,090	2,053	436	47	554
International	1,122	539	8	5	570

	4,212	2,592	444	52	1,124

Capitalized interest
Canada	56	24	16	16	—
International	141	62	79	—	—

	197	86	95	16	—

	5,163	3,304	667	68	1,124

Capitalized Costs Relating to Oil and Gas Producing Activities (unaudited)

	Canada	International	Total
	($ millions)
2011
Proved properties (1)	32,101	1,539	33,640
Unproved properties	421	325	746

	32,522	1,864	34,386
Accumulated DD&A	(15,586)	(312)	(15,898)

Net Capitalized Costs	16,936	1,552	18,488

2010
Proved properties (1)	28,247	896	29,143
Unproved properties	252	220	472

	28,499	1,116	29,615
Accumulated DD&A	(13,628)	(287)	(13,915)

Net Capitalized Costs	14,871	829	15,700

2009
Proved properties (1)	24,306	335	24,641
Unproved properties	1,408	535	1,943

	25,714	870	26,584
Accumulated DD&A	(12,153)	(281)	(12,434)

Net Capitalized Costs	13,561	589	14,150

(1)	Capitalized costs related to proved properties include the asset retirement obligations. The asset retirement obligations for the years presented were as follows:

	Canada	International	Total
	($ millions)
2011	1,369	20	1,389
2010	836	15	851
2009	482	15	497

Oil and Gas Reserve Information

In Canada, Husky’s proved crude oil, natural gas liquids and natural gas reserves are located in the provinces of Alberta, Saskatchewan, British Columbia, and offshore the East Coast. Husky’s international proved reserves are located in China and Indonesia.

	Canada		International		Total
Reserves	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas	Total Company
	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmboe)
Net proved reserves (1) (2) (3) (4)
End of year 2008	464	1,912	6	—	470	1,912	789

Revisions (5)	60	(315)	5	—	65	(315)	12
Purchases	10	16	—	—	10	16	12
Sales	—	—	—	—	—	—	—
Improved recovery	6	—	—	—	6	—	6
Discoveries and extensions	81	67	—	—	81	67	93
Production	(63)	(167)	(3)	—	(66)	(167)	(94)

End of year 2009	558	1,513	8	—	566	1,513	818

Revisions	(6)	(41)	1	—	(5)	(41)	(12)
Purchases	2	161	—	—	2	161	28
Sales	—	(1)	—	—	—	(1)	—
Improved recovery	4	1	—	—	4	1	4
Discoveries and extensions	87	129	5	147	92	277	139
Production	(63)	(175)	(3)	—	(66)	(175)	(95)

End of year 2010	582	1,587	11	147	593	1,734	882

Revisions	(1)	35	(1)	(10)	(2)	24	2
Purchases	37	342	—	—	37	342	94
Sales	(2)	(2)	(1)	(29)	(3)	(31)	(8)
Improved recovery	13	1	—	—	13	1	13
Discoveries and extensions	87	75	—	—	87	75	99
Production	(65)	(213)	(2)	—	(67)	(213)	(102)

End of year 2011	651	1,824	7	108	658	1,932	980

Net proved developed reserves (1) (2) (3) (4)
End of year 2008	357	1,524	6	—	363	1,524	617
End of year 2009	360	1,265	8	—	368	1,265	579
End of year 2010	335	1,327	6	—	341	1,327	562
End of year 2011	370	1,567	3	—	373	1,567	635

Net proved undeveloped reserves (1) (2) (3) (4)
End of year 2008	107	388	—	—	107	388	172
End of year 2009	198	248	—	—	198	248	239
End of year 2010	247	260	5	147	252	407	320
End of year 2011	281	257	4	108	285	365	345

(1)

Net reserves are the Company’s lesser royalty, overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

(2)

Reserves are the estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.

(3)

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

(4)

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(5)	Included in revisions is a reduction of 38 net mmboe of proved reserves as a result of the revised SEC guidelines for the method of determining prices on which the economics of the reserves are based.

(6)	The Company’s reserve replacement ratio(a) for the last three years was as follows:

Net proved oil and gas reserves	2011	2010	2009
Excluding acquisition & divestiture	112%	138%	118%
Including acquisition & divestiture	196%	167%	130%

(a)

Reserve replacement ratio calculated as net reserve additions during the period divided by total production during the period. Net reserve additions include: revisions, purchases, sales, improved recovery and discoveries and extensions.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

The following information has been developed utilizing procedures prescribed by FASB Accounting Standards Codification 932, “Extractive Activities – Oil and Gas” and based on crude oil and natural gas reserve and production volumes estimated by our reserves evaluation staff. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Husky or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of Husky’s reserves.

The future cash flows presented below are based on 2011 average sales prices and cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2011 was based on the NYMEX 2011 average natural gas cash market price of U.S. $4.15/mmbtu (2010 average – U.S. $4.45/mmbtu; 2009 average – U.S. $3.87/mmbtu) and on crude oil prices computed with reference to the 2011 average WTI spot price of U.S. $95.95/bbl (2010 average – U.S. $79.43/bbl; 2009 average – U.S. $61.18/bbl).

	Canada (1)			International (1)			Total (1)
Standardized Measure (unaudited) ($ millions)	2011	2010	2009	2011	2010	2009	2011	2010	2009
Future cash inflows	50,824	40,840	34,528	1,510	1,582	593	52,334	42,422	35,121
Future production costs	18,342	14,682	12,749	503	576	119	18,845	15,258	12,868
Future development costs	7,932	7,605	6,487	161	182	21	8,093	7,787	6,508
Future income taxes	6,286	4,752	3,989	282	255	144	6,568	5,007	4,133

Future net cash flows	18,264	13,801	11,303	564	570	309	18,828	14,371	11,612
Annual 10% discount factor	8,217	6,010	4,781	199	216	39	8,416	6,226	4,820

Standardized measure of discounted future net cash flows	10,047	7,791	6,522	365	354	270	10,412	8,145	6,792

(1)

The schedules above are calculated using year average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2009, 2010 and 2011. The value of exploration properties and probable reserves, future exploration costs, future change in oil and gas prices and in production and development costs are excluded.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

	Canada (1)			International (1)			Total (1)
($ millions)	2011	2010	2009	2011	2010	2009	2011	2010	2009
Present value at January 1	7,791	6,522	6,250	354	270	109	8,145	6,792	6,359
Sales and transfers, net of production costs	(4,239)	(3,129)	(2,913)	(216)	(227)	(215)	(4,455)	(3,356)	(3,128)
Net change in sales and transfer prices, net of development and production costs	3,281	2,982	1,918	266	99	187	3,547	3,081	2,105
Development cost incurred that reduced future development costs	2,500	2,697	1,518	7	6	5	2,507	2,703	1,523
Changes in estimated future development costs	(1,921)	(2,639)	(2,985)	26	(1)	(10)	(1,895)	(2,640)	(2,995)
Extensions, discoveries and improved recovery, net of related costs	1,601	1,235	1,881	10	169	23	1,611	1,404	1,904
Revisions of quantity estimates	156	(68)	313	(47)	43	241	109	(25)	554
Accretion of discount	908	911	863	55	39	16	963	950	879
Sale of reserves in place	(28)	(4)	—	(59)	—	—	(87)	(4)	—
Purchase of reserves in place	1,096	247	268	—	—	—	1,096	247	268
Changes in timing of future net cash flows and other	(358)	(579)	(388)	(20)	—	(6)	(378)	(579)	(394)
Net change in income taxes	(740)	(384)	(203)	(11)	(44)	(80)	(751)	(428)	(283)

Net increase (decrease)	2,256	1,269	272	11	84	161	2,267	1,353	433

Present value at December 31	10,047	7,791	6,522	365	354	270	10,412	8,145	6,792

(1)

The schedules above are calculated using year-end average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2009, 2010, and 2011. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.